Exhibit 99.1

Notice of Annual and Special Meeting Management Proxy Circular June 8, 2006

Notice of Annual and Special Meeting of Common Shareholders of SR Telecom Inc.

Date:	Thursday June 8, 2006	Business of the Meeting of Common Shareholders:

Time: Place:	10:00 a.m. (Eastern Time) Les Salles de Reception Palace 1717 Le Corbusier Boulevard Laval, Quebec
(1)    Receipt of the Financial Statements of the Corporation for the year ended December 31, 2005 and the auditors’ report thereon;

(2)    Election of directors;

(3)    Appointment of auditors;

(4)    Approval of new employee and director stock option plan;

(5)    Approval of share compensation for the Corporation’s Interim Chief Executive Officer.

(6)    To consider any other business, which may be properly brought before the meeting of the Common Shareholders.

By order of the board of directors (signed) William E. Aziz Interim Chief Executive Officer May 9, 2006

Important
On May 9, 2006, the record date for the meeting, 730,347,388 Common Shares were outstanding.
Shareholders who are unable to be present at the Annual and Special Meeting of Common Shareholders are requested to complete and sign the enclosed form of proxy. Please return it promptly in the envelope provided or forward it by facsimile to 416-263-9524 or toll free to 1-866-249-7775, so that your shares will be represented whether or not you attend. Proxies should be received at the Toronto office of the transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Eastern Time) on June 6, 2006 or hand-delivered at the registration table on the day of the meeting prior to the commencement of the meeting.

Dear Shareholder:

The Corporation’s Annual and Special Meeting of Common Shareholders will be held at Les Salles de Reception Palace, 1717 Le Corbusier Boulevard, Laval, Quebec, on Thursday, June 8, 2006 at 10:00 a.m. (Eastern Time).

This Management Proxy Circular contains important information about the business to be conducted at the meeting and the Corporation. We hope you will take the time to consider the information set out in this Management Proxy Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We invite you to join us at this meeting. There will be an opportunity to ask questions and meet with management, the board of directors and your fellow shareholders.

Yours sincerely,

(signed) Lionel Hurtubise Chairman of the Board	(signed) William E. Aziz Interim Chief Executive Officer

Management Proxy Circular As of May 9, 2006, except as otherwise provided. What’s inside?

SECTION 1: VOTING INFORMATION

SECTION 2: BUSINESS OF THE MEETING

Receipt of Financial Statements

Election of Directors

Appointment of Auditors

Approval of Stock Option Plan
Approval of Share Compensation for the Interim
Chief Executive Officer

SECTION 3: GENERAL PROXY INFORMATION

Executive Compensation

Equity Compensation Plan Information

Indebtedness of Directors and Executive Officers

Directors and Officers Liability Insurance

Report on Corporate Governance

Committees of the Board of Directors

Management Responsibility and Board Independence from Management

Interests of Insiders and Other Persons in Material Transactions

Receipt of Shareholder Proposals for the 2007 Annual Meeting

Discretionary Authority

Schedule A: Statement of Corporate Governance Practice

SECTION 1 - VOTING INFORMATION

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below.

What will I be voting on?

You will be voting on:
•	The election of directors of the Corporation (see page 5).
•	The appointment of Deloitte & Touche LLP as the Corporation’s auditors (see page 6).
•	The approval of the 2006 employee and director stock option plan (see page 6).
•	The approval of the issuance of common shares to the Corporation’s Interim Chief Executive Officer (see page 7).
•	Any other business, which may be properly brought before the meeting.

How will these matters be decided at the meeting?

You will have one vote for every Common Share of the Corporation you own at the close of business on May 9, 2006, the record date for the meeting. All of the matters to be voted on at the meeting can be approved by a simple majority of the votes cast thereon.

How many shares are eligible to vote?

At the close of business on May 9, 2006 there were 730,347,388 Common Shares issued and outstanding in the capital stock of the Corporation. No shares of any other class have been issued to date.

The Common Shares carry the right to vote and the holders of record at the close of business on May 9, 2006, will be entitled to one vote for each share held.

To the knowledge of the directors and officers of the Corporation, no person owns beneficially, directly or indirectly controls more than 10% of the Common Shares other than the following:

	Number of common shares owned	Percentage of outstanding common shares owned
DDJ Capital Management, LLC (1)	262,337,317	35.9%
Greywolf Capital Management LP (2)	135,928,923	18.6%
Catalyst Fund General Partner I Inc.	75,922,365	10.4%

(1)    These securities are held by DDJ Capital Management, LLC on behalf of certain entities managed or advised by DDJ Capital Management, LLC.. These entities include B IV Capital Partners, L.P., GP Capital IV, LLC, The October Fund, Limited Partnership, October G.P., LLC and DDJ Canadian High Yield Fund.
(2)    These securities are held by Greywolf Capital Management LP on behalf of Greywolf Overseas Fund, Greywold Capital Partners II LP for which it acts as investment manager and certain other affiliated entities.

What is the Quorum for the meeting?
For the meeting to be properly constituted, at least two Shareholders, or duly appointed proxyholders, holding at least twenty-five percent in number of outstanding Common Shares must be present at the meeting.

Who is soliciting my proxy?
Management of the Corporation is soliciting your proxy for use at the Annual and Special Meeting and the costs of the solicitation will be borne by the Corporation. The solicitation will be made primarily by mail but directors, officers and regular employees of the Corporation may solicit proxies personally or by telephone.

Voting by proxy
SR Telecom’s Management requests that you sign and return the proxy form to ensure your votes are exercised at the meeting. Whether or not you attend the meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Corporation. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Corporation. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided, or by completing another proper form of proxy.

How will my proxy be voted?
The form of proxy confers discretionary authority upon the proxyholders with respect to amendments or other matters brought before the meeting. If other matters properly come before the Meeting, the proxyholders will vote on them in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

The shares represented by proxies appointing the persons, or any one of them, designated by Management to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder on the proxy. Unless otherwise directed, the voting rights attached to the shares represented by a proxy will be voted “IN FAVOUR” of the approval of the following resolutions and proposals:

(1) the election as directors of the four nominees proposed by management;

(2) the appointment of the auditors and the authorization given to the directors to fix their remuneration;

(3) the approval of the 2006 employee and director stock option plan; and

(4) the approval of the share compensation plan for the Corporation’s Interim Chief Executive Officer.

What if I change my mind and want to revoke my proxy?
You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Corporation not later than 5:00 p.m. on June 6, 2006, or to the Chairman of the meeting on the day of the meeting or any adjournment.

Who counts the votes?
Proxies are counted by Computershare Investor Services Inc., the transfer agent and registrar of the Common Shares of the Corporation.

How can a Non-Registered Shareholder vote?
If your Common Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee you are a “Non-Registered Shareholder”. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a Non-Registered Shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow. If you are a Non-Registered Shareholder and you wish to vote in person at the meeting, you must insert your own name in the space provided for the appointment of a proxyholder on the voting instruction card provided by your nominee and carefully follow the nominee’s instructions of the return of the executed form.

SECTION 2 - BUSINESS OF THE MEETING

Financial Statements
The consolidated financial statements for the year ended December 31, 2005 are included in the Annual Report, which has been mailed to shareholders with this Management Proxy Circular.

Election Of Directors
The Articles of the Corporation provide for a minimum of three and a maximum of twelve directors. The incumbent directors have determined that the number of directors to be elected at the Meeting is four and propose that the four persons named in the list set out below be nominated for election at the Meeting. Each director elected will hold office until the close of the next Annual Meeting, unless, prior thereto, he or she resigns or otherwise, by operation of law, ceases to be a director.

The persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by a properly executed proxy, for the election of the persons nominated as directors, unless specifically directed to withhold such vote. All proposed nominees are currently members of the Board and were either elected by the shareholders of the Corporation at the Annual Meeting of Shareholders last held or were appointed by the Board of Directors since the last Annual Meeting of Shareholders.

The following table sets out the name of each of the individuals whom Management proposes to nominate at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation now held by each such individual, if any, the principal occupation or employment, the period of service as a director of the Corporation, the municipality of residence, other principle board and committee positions, and the approximate number of common shares beneficially owned, or over which each such individual exercised control or direction, as at May 9, 2006. The information as to Common Shares beneficially owned, or over which the above-named individuals exercise control or direction, is not within the direct knowledge of the Corporation and has been furnished by the respective directors or nominees individually.

Paul J. Griswold (1) Armonk, New York, U.S.A Nil Common Shares 183,100 Stock Options Member of the Compensation and Nominating Committee and Chairman of the Corporate Governance Committee
PAUL J. GRISWOLD was appointed to our board of directors in August 2005 and Vice Chairman of the Board in November 2005. Mr. Griswold is CEO and a director of SLI Holdings International, LLC of Purchase, New York and a Director of Weinstein Beverages of Seattle, Washington. Prior to May 2003, he served as the President, Chief Executive Officer and Director of Paxar Corporation. He was named its President and Chief Executive Officer in August 2001. He had previously served as the President and Chief Operating Officer since February 2000. Prior to that time, Mr. Griswold was the Senior Vice President, Protective Packaging and International Operations, at Pactiv Corporation, formerly Tenneco Packaging. Prior to joining Tenneco in 1994, he was the Vice President of Packaging Development and Procurement for Pepsi International. Mr. Griswold has a B.A. Mathematics from Fordham University and a M.B.A. in Finance from Seton Hall University.

Lionel P. Hurtubise Montreal, Quebec, Canada 3,348 Common Shares 183,100 Stock Options Chairman of the Board of Directors and Member of the Audit Committee
LIONEL P. HURTUBISE has served on our board of directors since 1999. He was formerly President and Chief Executive Officer of Ericsson Canada Inc. and served as its Chairman of the Board until July 31, 2005. Mr. Hurtubise has been in the forefront of telecommunications and computer science technology in Canada for many years. Prior to joining Ericsson Canada in 1986, he served as President of International Systcoms Ltd., then a leader in the field of mobile radio telephony. He was also a principal in the formation of Westech Systems Ltd., a joint venture in which Alberta Government Telephones was a participant, in developing Canada’s first cellular mobile telephone network. Mr. Hurtubise is active in private and governmental organizations dedicated to the advancement of telecommunications research and development.

Patrick J. Lavelle
Toronto, Ontario, Canada
Nil Common Shares
183,100 Stock Options
Chairman of the Audit Committee;
Member of the Compensation and Nominating Committee and
Member of the Corporate Governance Committee

PATRICK J. LAVELLE was appointed to our board of directors in August 2005. Mr. Lavelle is Chief Executive Officer of Patrick J. Lavelle and Associates, a management consulting firm. Mr. Lavelle is currently Chairman of UE Waterheaters Inc., and is a director of McQuarry Energy Inc., Algoma Steel Inc., Westport Innovations Inc., Tahera Diamond Corporation, and Canadian Bank Note Company Limited. He serves as a Trustee of Arriscraft International Income Fund and Trustee and Chair of Retrocom Mid-Market Real Estate Investment Trust. He is Chairman of the Bay of Spirits Gallery and on the advisory board of International M.B.A. Program at York University. Mr. Lavelle has previously served as Chairman and CEO of Unique Broadband Systems Inc., VP Corporate Development at Magna International Inc., Chairman of Export Development Corp., Chairman of the Business Development Bank of Canada, and a director of Lions Gate Entertainment Corp., Solign Technologies, Inc., Proprietary Industries Inc., Newmex Minerals Inc. He was Chairman of Canadian Council for Aboriginal Business. He has served as Deputy Minister of Industry, Trade and Technology for Ontario, First Secretary of the Premier's Council, a senior advisor to the Planning and Priorities Board of the Ontario Cabinet and as Agent General for the Government of Ontario in Paris, France.

Louis A. Tanguay
Montreal, Quebec, Canada
5,000 Common Shares
183,100 Stock Options
Chairman of the Compensation and Nomination Committee;
Member of the Audit Committee and
Member of the Corporate Governance Committee

LOUIS A. TANGUAY joined our board of directors in 2004. Retired from Bell Canada after a career spanning over four decades and during which he held a number of executive positions, including President of Bell Canada International from 1998 until 2001, Mr. Tanguay possesses a deep understanding of the management of telecommunications operations. He currently serves as a director of several companies, including Aéroports de Montréal, Canbras Communications, Bell Nordiq, Medisys Inc., Rona Inc. and Saputo Group Inc. He holds a Bachelor of Commerce degree from Concordia University.

(1) DDJ Capital Management LLC, which controls a significant number of shares of the Company as discussed above, has a controlling interest in SLI Holdings International, LLC.

Appointment Of Auditors
Deloitte & Touche LLP, Chartered Accountants, have been the auditors of the Corporation for a period in excess of five years. It is proposed to reappoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the persons named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation.

Approval of the Corporation’s 2006 Employee and Director Stock Option Plan
On March 29, 2006, the Board of directors adopted the 2006 Employee Stock Option Plan (the “2006 Plan”). The purpose of the 2006 Plan is to encourage, retain and motivate key employees, directors and consultants of the Corporation and its subsidiaries. An aggregate of 72,886,020 common shares may be issued under the 2006 Plan representing 10% of the Corporation’s issued and outstanding common shares at the date of plan inception. The 2006 Plan provides that no person may hold options to purchase more than 5% of the number of common shares of the Corporation issued and outstanding at any time. In addition, the 2006 Plan provides that a number of shares issuable or reserved for issuance to insiders under all security based compensation arrangements of the Corporation cannot at any time exceed 10% of the Corporation’s issued and outstanding common shares.

The exercise price of the options granted under the 2006 Plan will be determined by the Board of Directors or the Compensation and Nominating Committee of the Board of Directors in its discretion at the time that each option is granted however such price shall not be lower than the greater of (a) the average closing price of the common shares on the Toronto Stock Exchange for the 15 and trading days immediately preceding the date of grant of the option and (b) the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the 5 trading days immediately preceding the date of grant of the option.

Unless otherwise determined by the Board of directors, all stock options granted to key employees or consultants under the 2006 Plan will vest as to 25% a year commencing on the first anniversary of the date of grant and will expire 7 years from the date of grant. All options granted to directors under the 2006 Plan will vest one year after the grant date.

In addition, all options granted pursuant to the 2006 Plan will expire on the date in which any option holder ceases to be a key employee or consultant where such person’s employment or office is terminated for any reason other than death, retirement or disability or such other date as determined by the Board which date shall not be less than 90 days and not more than 180 days after the date on which the holder thereof ceases to be a key employee or consultant. In the event of death, retirement or disability of the option holder, any vested option held at the time of death, retirement or disability, as the case may be, shall expire on the date which is earlier of the date on which such option will otherwise expire or twelve months after the date of such death, retirement or disability.

In addition, under the 2006 Plan any unvested options will vest upon a change of control of the Corporation if the employment or office of the option holder is terminated within 24 months of the change of control for any reason other than cause (a serious reason).

On April 3rd, 2006, the Board of directors granted 14,917,000 options to employees and directors at an exercise price of $0.32, subject to obtaining all necessary regulatory and other approvals.

At the meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution ratifying the adoption of the 2006 Plan. In order to be validly adopted, the resolution must be approved by a majority of the votes cast at the meeting. Unless otherwise indicated, the persons whose names appear on the accompanying form of proxy will vote the common shares represented by such proxy for the ratification of the adoption of the 2006 Plan.

Approval of common share issuance to the Corporation’s Interim President and Chief Executive Officer

On November 16, 2005 the Corporation entered into an agreement with BlueTree Advisors pursuant to which BlueTree Advisors agreed to provide, as an independent contractor, the management services of Mr. William E. Aziz as the Corporation’s Interim President and Chief Executive Officer, as more fully described under the Section “Employment Agreements” on page 11 of this Proxy Circular. Under the terms of the agreement the Corporation undertook to issue to BlueTree Advisors 1,953,125 common shares, subject to adjustment in certain circumstances, on July 24, 2006. Following the conversion of certain of our outstanding Convertible Debentures and the issuance of Common shares pursuant to private placement transactions in February, 2006, BlueTree Advisors is entitled to receive an aggregate of 1,953,125 common shares under such agreement and may be entitled to receive an additional 816,451 common shares if further adjustments are required. Such number may increase to the extent additional adjustments are required to be made prior to July 24, 2006.

At the meeting, shareholders will be asked to consider, and if deemed appropriate, pass a resolution approving the issuance of the number of common shares, subject to adjustment as described above, to BlueTree Advisors pursuant to the terms of the engagement. In order to be validly adopted, the resolution must be approved by a majority of the votes cast at the meeting excluding the votes attaching to any common shares held by BlueTree Advisors and Mr. Aziz. Unless otherwise indicated, the persons whose names appear on the accompanying form of proxy will vote the common shares represented by such proxy for the approval of the common share issuance to BlueTree Advisors.

SECTION 3 - GENERAL PROXY INFORMATION

Executive Compensation

Compensation of Named Executive Officers
The following Summary Compensation Table summarises the compensation during the three fiscal year period ended December 31, 2005, for the Chief Executive Officer of the Corporation, Interim Chief Executive Officer of the Corporation, the Chief Financial Officer, Interim Chief Financial Officer and the three most highly compensated executive officers, other than the CEO and the CFO, of the Corporation (collectively, the “Named Executive Officers”). The determination of the most highly compensated executive officers is made on the basis of the total annual salary and annual incentive bonuses earned during the fiscal year ended December 31, 2005.

Summary Compensation Table
		Annual Compensation			Long Term Compensation
	Year	Salary ($)	Bonus ($)	Other Compensation ($)	Stock Options Granted (#)	All Other Compensation ($)
William E. Aziz Interim Chief Executive Officer (appointed Chief Restructuring Officer April 25, 2005 and Interim Chief Executive Officer November 16, 2005)	2005	-	750,000 (5)	450,000 (6)	-	-
Peter Campbell Interim Chief Financial Officer (7)	2005 2004 2003	28,282 (7) 106,715 85,770	- - -	30,000 (6) 5,335 (3) 3,498 (3)	- - -	- - -
Pierre St-Arnaud Former President & Chief Executive Officer (stepped down on July 19, 2005)	2005 2004 2003	247,788 (10) 310,000 310,000	20,800 (1) - -	7,458 (3) 15,562 (3) 15,500 (3)	- 50,000 -	770,500 (2) - -
David L. Adams Former Senior Vice President, Finance & Chief Financial Officer (stepped down December 23, 2005)	2005 2004 2003	270,824 (11) 228,375 225,000	11,600 (1) - -	13,370 (3) 11,405 (3) 11,220 (3)	- 28,000 -	376,209 (4) - -
Benoit Pinsonnault Former Senior Vice President Operations (stepped down October 28, 2005, currently a consultant)	2005 2004 2003	253,751 228,375 225,000	53,480 (1) - -	46,890 (8) 11,405 (3) 11,190 (3)	- 28,000 -	348,517 (12) - -
Charles Immendorf Senior Vice President, Innovations	2005 2004 2003	237,780 204,914 70,742	- - -	6,748 (3) 115,945 (9) -	- - -	- - -
Albert Israel Senior Vice President, Operations and Customer Solutions	2005 2004 2003	190,000 184,000 172,000	43,846 (1) - -	9,500 (3) 9,188 (3) 7,681 (3)	- - -	- - -

(1)    The amount relates to a retention bonus given to retain key personnel in the employment of the Company.
(2)    Includes $104,000 share purchase loan forgiven, consulting fees and severance of $666,500.
(3)    Includes contributions to a retirement savings plan.
(4)    Includes $58,000 share purchase loan forgiven and severance of $318,209.
(5)    The amount relates to a performance based bonus and a signing bonus.

(6)    Consists of consulting fees from April 25, 2005 to December 24, 2005 for Mr. Aziz and from November 13 to December 31, 2005 for Mr. Campbell.
(7)    Mr. Peter Campbell was appointed Interim Chief Financial Officer on December 20, 2005. The 2005 salary amount is to March 1, 2005, based on annual salary of $113,300 plus an amount for accumulated vacation not taken.
(8)    Includes $35,300 for consulting fees and contributions to retirement savings plan of $11,590.
(9)    Mr. Immendorf joined SR Telecom Inc. through our acquisition of Netro Corporation in September 2003 and transferred to Montreal in August 2004 from the Redmond office. This amount relates to a transfer bonus and to contributions to a retirement savings plan.
(10)  To July 19, 2005, based on an annual salary of $310,000 plus accumulated vacation not taken of $62,980.
(11)  To December 23, 2005, based on annual salary of $231,750 plus accumulated vacation not taken of $39,074.
(12)  Amount paid for severance.

Share Compensation Arrangements

Key Employee Stock Option Plan (“KESOP”)
The KESOP serves as a tool to retain talented individuals within the Corporation. As of May 9, 2006, there were options to purchase 207,180 Common Shares under the KESOP, from a total authorized reserve amount still available under this plan of 438,800, leaving 231,620 Common Shares available for further option grants. However, following the inception of the new plan discussed below, no further stock options will be granted under the KESOP plan.

2006 Employee and Director Stock Option Plan
In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan is subject to shareholder approval. As at May 9, 2006, there were options to purchase 14,812,000 Common Shares under this plan. The aggregate number of Common Shares reserved for issuance under this plan is 72,886,020 and, at present, a current reserve of 58,074,020 Common Shares is available under this plan for future issuances.

Equity Compensation Plan Information
The following table sets forth the information with respect to options outstanding under the Corporation’s KESOP and common shares to be issued to the Corporation’s Interim Chief Executive Officer as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	232,480	$30.17	206,320
Equity Compensation Plans not approved by security holders	1,953,125*	n/a	n/a
Total	2,185,605	n/a	206,320

*see page 7 for more details, amount of common shares is subject to adjustment in certain circumstances

Management Incentive Plan
For the fiscal year ended December 31, 2005, the Corporation has a management incentive plan for members of its management team pursuant to which the amount of additional cash compensation, or bonuses, is determined. The plan is based on the performance of the Corporation and the individual. The individual’s performance is evaluated based on the level of achievement of pre-set objectives for the year and the Corporation’s performance is established by comparing year-end results vs. plan in terms of “Net Earnings after Tax Results” of its wireless business. Individuals become eligible to receive a bonus when the Corporation reaches 80% of its results. Payout targets and maximums vary based on groups of employees. Ranges go from 0% to 10% for Manager & Director level, to 30% for VP level and 50% for SR VP level. The amount any given person receives within the available range depends, in turn, on that person’s achievement of individual goals. In 2005, no such bonuses were paid out.

The Company has adopted a new management incentive plan for the fiscal year ending December 31, 2006. The plan is based on the performance of the Corporation. The Corporation’s performance is established by comparing year-end results vs. plan in terms of “Earnings Before Interest, Taxes, Depreciation and Amortization “EBITDA”. Individuals become eligible to receive a bonus when the Corporation reaches at least 100% of its normalized budgeted results. Payout targets and maximums vary based on groups of employees. Ranges go from 0% to 40% for Manager & Director level, to 60% for VP level and to 100% for SR VP and President level.

Option Grants During 2005
No stock options were granted to the Named Executive Officers during the fiscal year ended December 31, 2005.

Aggregated Option Exercises During 2005 and Financial Year-End Option Values
The following table provides summary information concerning the exercise of options by each of the Corporation’s Named Executive Officers during the fiscal year ended December 31, 2005 and the total number of options to acquire Common Shares held by each of them as of December 31, 2005. The value realized upon exercise is the difference between the market value of the underlying Common Shares on the date of exercise and the exercise price. The value of unexercised in-the-money options is calculated based on the difference between the exercise price of the option and the market value of the Common Shares at December 31, 2005. The market value of a Common Share on the Toronto Stock Exchange was $0.17 on December 31, 2005.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Unexercised Options at Year End Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at Year End ($) Exercisable / Unexercisable
Pierre St-Arnaud Former President & Chief Executive Officer (stepped down on July 19, 2005)	0	-	77,000 / 0	- / -
David L. Adams Former Senior Vice President, Finance & Chief Financial Officer (stepped down December 23, 2005)	0	-	42,500 / 0	- / -
William E. Aziz Interim Chief Executive Officer (appointed Chief Restructuring Officer April 25, 2005 and Interim Chief Executive Officer November 16, 2005)	0	-	-	-
Peter Campbell Interim Chief Financial Officer (appointed December 20, 2005)	0	-	-	-
Benoit Pinsonnault Former Senior Vice President Operations (stepped down October 28, 2005, currently a consultant)	0	-	-	-
Charles Immendorf Senior Vice President, Innovations	0	-	-	-
Albert Israel Senior Vice President, Operations and Customer Solutions	0	-	9,500 / 0	- / -

Employment Agreements
Pursuant to an agreement we entered into with BlueTree Advisors on April 25, 2005, BlueTree Advisors agreed to provide, as an independent contractor, the management services of Mr. Aziz as our Chief Restructuring Officer for a six-month period ending October 25, 2005. In consideration for such services, BlueTree Advisors received work fees of $50,000 and payment of reasonable expenses per month until the expiration of such agreement and was eligible for a completion bonus of $750,000 payable October 24, 2005 for delivery of a restructuring and business plan that has now been completed, with 50% of each $50,000 monthly payment to be credited and applied against the completion bonus. Pursuant to this agreement, BlueTree Advisors was paid $600,000 on October 24, 2005. We had, but did not exercise, an option to extend this agreement for an additional three-month period. Mr. Aziz was subsequently appointed as Interim President and Chief Executive Officer by our board of directors for a period ending December 31, 2006. For such additional services, we have entered into an agreement with BlueTree Advisors that provides that BlueTree Advisors shall be paid a one-time fee of $150,000, a work fee of $50,000 and reasonable expenses per month and is eligible for a success bonus of (i) $800,000 if the normalized Earnings before interest, taxes, depreciation and amortization (“EBITDA”) targeted for 2006 (as approved by our board of directors) (the “2006 EBITDA”) is obtained, (ii) $1,000,000 if we obtain 110% of the 2006 normalized EBITDA, or (iii) $1,200,000 if we obtain 115% of the 2006 normalized EBITDA. BlueTree Advisors shall also be granted 1,953,125 common shares, subject to adjustment in certain circumstances, on July 24, 2006 with a gross-up to pay for the tax that results from such issuance. Adjustments to the number of common shares is discussed on page 7.

Retention Bonus
Mr. Pierre St-Arnaud, Former Chief Executive Officer of the Corporation and Mr. David Adams, Former Senior Vice President Finance and Chief Financial Officer of the Corporation have entered into agreements with the board of directors by which their personal loans, described in the Indebtedness of Directors section below, were forgiven and were given retention bonuses. Similarly, Mr. Benoit Pinsonnault, Former Senior Vice President, Operations, and Mr. Albert Israel, Senior Vice-President Operations and Customer Solutions were entitled to receive a retention bonus as indicated above. Other key employees of the Company were eligible for the retention bonus as well.

Composition of the Compensation Committee
The following individuals currently serve on the Compensation and Nominating Committee: Mr. Louis A. Tanguay (Chair), Paul J. Griswold and Patrick J. Lavelle. During the fiscal year ended December 31, 2005, the following individuals have served on this committee: J.V. Raymond Cyr, Lionel P. Hurtubise and David Gibbons.

Report on Executive Compensation
The Policies followed by the Compensation Committee with respect to the compensation paid to all executive officers are set out below.

Compensation for Named Executive Officers and for executive officers as a whole, may, in addition to base salary, include compensation in the form of an annual bonus and, over a longer term, benefits arising from the grant of stock options.

In order to attract, retain and motivate executives of above median talents, the Corporation’s policy is to offer total compensation that is at the median of its market in terms of fixed compensation, at the median of its market in terms of variable compensation and linked to the Corporation’s performance such that the total compensation offered by the Corporation is in line with the market median for results that are at par with objectives/budgets and conform to internal equity principles.

The Committee approves base salaries for executive officers based on reviews of market data. The level of base salary is also determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Corporation.

Under the general policy with respect to compensation, executive officers may qualify for annual incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of incentive bonus that may be paid to all senior managers as a group in respect of a fiscal year. Corporate performance is measured by comparing performance targets included in the Annual Operating Plan with actual results for a fiscal year.

The Corporation paid retention bonuses to certain executive officers in 2005 and a signing and performance based bonus to the Company’s Interim Chief Executive Officer.

Consideration of individual performance enables the Corporation to recognize and effectively reward those individuals whose special efforts have assisted the Corporation to attain its corporate performance objectives.

The Corporation maintains its KESOP for stock options previously issued and has introduced a new employee and director stock option plan in 2006, to give each option holder an interest in preserving and maximizing shareholder value in the long term, to enable the Corporation to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.

No one element of executive compensation is permanently emphasized over another. All segments are believed to be of major importance to the Corporation in assuring the engagement and retention of executives. Some elements may be deemed temporarily more important than others in certain periods and in differing circumstances.

Compensation of Interim Chief Executive Officer
As a general rule, the Compensation Committee bases the compensation of the Interim Chief Executive Officer on the policies described above, however, in the context of the financial restructuring of the Company in 2005, the Interim Chief Executive Officer was appointed and remunerated based on creating a restructuring plan and attaining certain financial results. The compensation arrangement for the Interim Chief Executive Officer is outlined herein.

Submitted by the Committee
Louis A. Tanguay, Chair
Paul J. Griswold
Patrick J. Lavelle

Performance Graph
The following performance graph shows the yearly percentage change in SR Telecom’s cumulative total shareholder return over the five years preceding the financial period ending December 31, 2005 for the Corporation’s Common Shares, compared to that of the S&P/TSX Composite Index.

The table illustrates what a fixed $100 investment in the above-mentioned index and in the Corporation’s Common shares, made at the end of the fiscal year in 2000, would be worth at the end of each of the five years following the initial investment.

Five-Year Cumulative Total Return On $100
Investment Assuming Dividends Are Reinvested
(December 31, 2000 - December 31, 2005)

	2000	2001	2002	2003	2004	2005
S&P/TSX Composite Index	100	86	74	92	104	126
SR Telecom	100	69	27	254	121	5

Directors' Compensation
The board of directors has adopted a compensation policy for its directors who are not officers or employees of the Corporation. Prior to August 22, 2005, the Chairman of the Board received an annual fee of $37,000 and all other directors received an annual fee of $12,000. The Chairman of a Committee received an annual fee of $3,000 and members of a Committee received an annual fee of $2,000. Directors received an attendance fee for board meetings, corporate governance committee meetings and audit committee meetings of $1,000 per director per meeting attended. From August 22, 2005, the Chairman of the Board receives an annual fee of US$65,000 and all other directors receive an annual fee of US$40,000. The Chairman of a Committee receives an annual fee of US$3,000 and members of a Committee receive an annual fee of US$2,000. Directors receive an attendance fee for board meetings, corporate governance committee meetings and audit committee meetings of US$1,000 per director per meeting attended.

In March 2006, the board of directors adopted a new compensation policy for its directors who are not officers or employees of the Corporation to take effect on April 1, 2006. The Chairman of the Board will receive an all inclusive annual fee of US$90,000, the Vice-Chairman of the Board will receive an annual fee of US$50,000 plus fees for chairing a board committee or being a board committee member, as described herein. All other board members are entitled to an annual fee of US$40,000 plus fees for chairing a board committee or being a board committee member, as described herein. The audit committee chair will receive an annual fee of US$15,000 and any other committee chair will receive an annual fee of US$7,500. All board committee members, other than the chair of the board committee, will receive an annual fee of US$5,000. Other than the retainers mentioned herein, no additional fees will be paid for attendance at meetings. Directors will also be eligible to receive stock options under the new 2006 employee and director stock option plan described herein.

The following table sets forth the aggregate compensation earned by directors in 2005.

Directors Name	Total fees earned in 2005
$
John C. Charles (1)	26,500
Constance L. Crosby (1)	27,000
J.V. Raymond Cyr (1)	54,948
Robert E. Lamoureux (1)	28,500
Nancy E. McGee (1)	37,750
Peter L. Jones (1)	32,500
Paul E. Labbé (1)	30,500
David Gibbons	20,074
Lionel P. Hurtubise	110,762
Kirk Flatow	29,803
Paul J. Griswold	42,051
Patrick J. Lavelle	42,089
Louis A. Tanguay	69,345
Pierre St-Arnaud	37,889

Total	589,711
(1) Resigned from the Board in 2005.

In March 2006, the board of directors approved a new employee and director stock option plan. The plan is described in detail herein under Section 2 - Business of the Meeting. The following table indicates the number of stock options granted to board of directors and Named Executive Officers under this plan on April 3, 2006:

Stock Options Granted
David Gibbons	150,000*
Paul J. Griswold	183,100
Lionel P. Hurtubise	183,100
Patrick J. Lavelle	183,100
Louis A. Tanguay	183,100
William E. Aziz	-
Peter Campbell	-
Charles Immendorf	1,300,000
Albert Israel	1,300,000

*Mr. David Gibbons has received 150,000 stock options in his capacity as a consultant to the Company.

Indebtedness of Directors and Executive Officers
The aggregate indebtedness outstanding to the Corporation or any of its subsidiaries, for indebtedness entered into in connection with a purchase of securities of the Corporation, of all directors, executive officers and senior officers of the Corporation, that held such position or office at any time during the fiscal year 2005 was $128,000. As described under the heading “Retention Bonus”, this amount was forgiven during the year ended December 31, 2005. This indebtedness was unsecured.

The aggregate indebtedness outstanding to the Corporation or any of its subsidiaries, for indebtedness not entered into in connection with a purchase of securities of the Corporation, of all directors, executive officers and senior officers of the Corporation, that held such position or office at any time during the fiscal year 2005 was $34,000. As described under the heading “Retention Bonus”, this amount was forgiven during the year ended December 31, 2005. This indebtedness was unsecured.

Securities Purchase Programs Name and Principal Position	Involvement of Issuer	Largest Amount Outstanding During the Year ($)	Amount Outstanding at May 9, 2006 ($)	Number of Securities Bought With Financial Assistance During the Year 2005	Amount Forgiven ($)
Pierre St-Arnaud (1) Former President & Chief Executive Officer	Loan to assist with purchase of common shares in the capital of SR Telecom Inc. (Issuer)	70,000	-	-	70,000
David L. Adams(1) Former Senior Vice President, Finance & Chief Financial Officer	Loan to assist with purchase of common shares in the capital of SR Telecom Inc. (Issuer)	58,000	-	-	58,000
Note:
(1)    Principal was due July 3, 2006, with interest at 5% per annum calculated on principal outstanding payable annually on July 3rd, in each year prior to maturity. These loans were made pursuant to Formal Loan Agreements dated July 3, 2001.

Other Programs Name and Principal Position	Involvement of Issuer	Largest Amount Outstanding During the Year ($)	Amount Outstanding at May 9, 2006 ($)	Amount Forgiven ($)
Pierre St-Arnaud (1) Former President & Chief, Executive Officer	Loan associated with relocation of principal residence	34,000	-	34,000
Note:
(1)    Principal was due July 3, 2006, with interest at 5% per annum calculated on principal outstanding payable annually on July 3rd, in each year prior to maturity. This loan was made pursuant to a Formal Loan Agreement dated June 13, 2002.

Directors' and Officers' Liability Insurance
The Corporation has purchased and maintains Directors' and Officers' Liability Insurance with an aggregate limit of liability of US$15,000,000. The Corporation also has Directors’ and Officers’ Liability Insurance coverage for the former directors of the Company in the amount of US$10,000,000 until August 2011.

Under this coverage, protection is provided to the directors and the officers of the Corporation and all of its subsidiaries. This coverage also insures the Corporation against payments, which it may be required or permitted by law to make to indemnify directors or officers, subject to a deductible amount of US$100,000 (US$500,000 in the event a claim is made in reference to securities claims and US$350,000 for employment practice claims), in the aggregate.

In 2005, the total amount charged to income by the Corporation as insurance premium costs with respect to directors and officers as a composite group was approximately $580,000.

Report On Corporate Governance
The board of directors of the Corporation believes that sound corporate governance practices are essential to the sustained growth and performance of the Corporation and consequently maintaining shareholder value. In the past years, considerable attention has been given to publicly traded companies, their board’s of directors and corporate governance practices. The board of directors of the Corporation is committed to ensuring and maintaining the integrity of its practices and thereby promoting investor and shareholder confidence.

Mindful of the impact of the corporate scandals in the United States on the Canadian capital markets, and the continued debate amongst the experts, regulators and stock exchanges in Canada regarding an appropriate response in Canada to these scandals, the Corporate Governance Committee perceives its role and mandate as having expanded since its inception in 1995, and most significantly in the last few years.

The Corporate Governance Committee bears the responsibility for assessing the appropriateness of the Corporation's corporate governance policies and practices and recommending changes, when required, to the board of directors. Disclosure requirements practices contained in the national Instrument 58-101-Disclosure of Corporate Governance, require that every listed corporation make full and complete disclosure of its system of corporate governance, on an annual basis, with reference to each of the Guidelines (the "Disclosure Instrument") and National Polices 58-201-Corporate Governance Guidelines (the “Guidelines”). Schedule "A" attached hereto sets out the Guidelines and the Corporation's conformity with the Guidelines, or reasons for non-compliance, if applicable.

The following is a brief overview of the Corporation’s corporate governance practices and policies, as more particularly described in Schedule "A" hereto.

Board Mandate
The mandate of SR Telecom Inc.'s board of directors (the "Board") is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders.

There were ten meetings of the Board in 2005, exclusive of meetings held by teleconference.

Board Composition And Independent Directors
The Board is composed of a majority of independent directors. The Board has engaged in an exercise to analyse each director and their relationship with the Corporation to determine whether, in their circumstances, they are independent directors. This analysis can be found in greater detail in Schedule "A", Guideline #1.

Further to its analysis, the Board concluded that all directors currently comprising the Board are independent. The Board believes that each of its members acts independently and, in every case, in what they believe to be the best interests of the shareholders of the Corporation.

The Corporation does not have a significant shareholder, defined as a shareholder with the ability to exercise a majority of votes for the election of the board of directors. However, three institutional investors and their affiliated entities or funds which they manage or advise, own approximately 65% of our common shares. As a result of such ownership concentration, these investors may have significant influence over our board of directors. Paul Griswold, a member of the Company’s board of directors, is CEO and a director of SLI Holdings International, LLC. DDJ Capital Management LLC, which manages or advises funds that own directly and indirectly approximately 36% of the Company’s common shares, has a controlling interest in SLI Holdings International, LLC.

Committees of The Board of Directors
The board of directors has established three standing committees, namely the Compensation and Nominating Committee, the Audit Committee, and the Corporate Governance Committee. The board of directors has delegated various functions to each of its Committees, and has designated specific mandates, on which the respective Committees are to perform an oversight responsibility and ultimately report to the board of directors. Practically speaking, the Committees assess, review, advise and make recommendations to the board of directors, where most matters receive formal and final approval.

Compensation and Nominating Committee.  The Compensation and Nominating Committee is currently composed of three directors, Messrs. Louis A. Tanguay (Chair), Paul J. Griswold and Patrick J. Lavelle. During the fiscal year ended December 31, 2005, the following individuals served on the committee: J.V. Raymond Cyr, Lionel P. Hurtubise and David Gibbons. The Committee makes recommendations to the Board on, among other things, the compensation of directors, senior executives and all significant compensation matters. The Committee also formulates or reviews succession plans, stock incentive plans and training programs, and has responsibilities for the appointment, evaluation and remuneration of senior executives.

Audit Committee. The audit committee is currently composed of three directors, Lionel P. Hurtubise, Patrick J. Lavelle and Louis A. Tanguay. Paul J. Griswold was a member of the audit committee from September 28, 2005 to March 29, 2006. During the year ended December 31, 2005, the following individuals served on the Audit Committee: J.V. Raymond Cyr, Peter Jones, Robert Lamoureux and Nancy E. McGee.

Corporate Governance Committee. The Corporate Governance Committee is composed of three members, Paul J. Griswold, Patrick J. Lavelle, and Louis A. Tanguay. During the year ended December 31, 2005, the following individuals served on the Corporate Governance Committee: J.V. Raymond Cyr, John C. Charles, Kirk E. Flatow, Lionel P. Hurtubise and Paul E. Labbe. Summarily, the Corporate Governance Committee is responsible for developing the Corporation’s approach to governance issues, ensuring the appropriateness of its corporate governance policies and practices, and responding to the Guidelines.

Management Responsibility And Board Independence From Management
The board of directors operates independently of management and periodically meets without management present. The functions of Chairman of the Board and Interim Chief Executive Officer are separate, distinct and carried out by two individuals; Mr. Lionel Hurtubise serves as Chairman and is a non-management and unrelated director, while Mr. William E. Aziz, the most senior of all management officers, serves as Interim President and Chief Executive Officer of the Corporation. In addition, the Board has put in place mechanisms to ensure that an individual director may, if required, obtain external advice at the expense of the Corporation.

The Corporation’s objectives are set through the Board’s approval and the continuing review of an Annual Budget and Strategic Plan put forward by the Interim Chief Executive Officer. Long-term commitments, senior management and organizational changes, acquisition of new businesses as well as any material action or significant contract not contemplated by the Annual Budget and Strategic Plan require the prior approval of the board of directors.

Interest of Insiders and Others in Material Transactions
During the financial year ended December 31, 2005, the Corporation did not enter into any transaction with an insider of the Corporation, any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, which has materially affected, or any proposed transaction that could materially affect, the Corporation or any of its subsidiaries, except for the following.

During the year ended December 31, 2005, Mr. David Gibbons, a member of the Company’s board of directors, was paid approximately $37,000 in consulting fees. On April 3, 2006, he also received 150,000 stock options for consulting services.

Directors’ compensation for 2005 is detailed herein. As part of compensation for services provided as members of our board of directors, we offer to our directors the option to receive our common shares in lieu of cash payments for their services. For the year ended December 31 2005, no common shares were issued to directors under this plan. However, certain members of the board of directors did receive stock options under the new 2006 employee and director stock option plan as described above.

Receipt of Shareholder Proposals for the 2007 Annual Meeting
Shareholders who will be entitled to vote at the 2007 annual meeting of Shareholders and who will wish to submit a proposal in respect of any matter to be raised at the 2007 meeting, and who wish their proposal to be considered for inclusion in the management proxy circular and form of proxy relating thereto, shall ensure that the Corporate Secretary of the Corporation receives their proposal no later than February 24, 2007.

Discretionary Authority
The accompanying form of proxy confers discretionary authority with respect to the matters identified in the Notice of Meeting and on such other business as may properly come before the Meeting or any reconvention thereof. Management is not aware that any such amendments or other matters are to be submitted to the Meeting. If such amendments or other business properly come before the Meeting, or any reconvention thereof, the persons named in such form of proxy will vote the shares represented thereby in their discretion.

Approval Of Management Proxy Circular
The Directors have approved the contents and the sending of this Management Proxy Circular.

Montreal, Quebec	(signed) William E. Aziz
May 9, 2006	Interim Chief Executive Officer

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate Governance Disclosure

The following compares the Corporation’s governance practices against National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices as required under form 58-101-F1 “Corporate Governance Disclosure”:

Guidelines	Comments
1. Board of Directors
(a) Disclose the identity of directors who are independent.	The Board of Directors is composed of 4 persons; of those persons, Mr. Lionel P. Hurtubise, Mr. Paul J. Griswold, Mr. Patrick J. Lavelle and Mr. Louis A. Tanguay are independent.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
Mr. Griswold is an independent director for the purposes of the Guidelines. He is the President and a director of SLI, Holdings, LLC, a company controlled by DDJ Capital Management, LLC, as a result, he is not considered to be independent in respect of participation as a member of our Audit Committee. The relationship between DDJ Capital Management LLC and the Corporation is discussed above.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.
All four of the Corporation’s Directors, are independent directors as defined in the Guidelines.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
See the description of directors’ principal occupations, directorships and other information on page 5 of this Circular.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
Although not regularly scheduled, the board of directors does meet without management present on an ad hoc basis, when appropriate and advisable.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
The Chairman of the Board, Mr. Lionel P. Hurtubise, is an independent director.

Guidelines	Comments
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.
Mr. Lionel P. Hurtubise attended a total of 31 board of director meetings including meetings held by teleconference.

Mr. Louis A. Tanguay attended a total of 26 board of director meetings including meetings held by teleconference.

Mr. Paul J. Griswold attended a total of 11 board of director meetings including meetings held by teleconference.

Mr. Patrick J. Lavelle attended a total of 11 board of director meetings including meetings held by teleconference.

2. Board Mandate
(a) Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
The mandate of SR Telecom Inc.'s board of directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders.

Given that the board members are not numerous, the roles and responsibilities of the Board are known by all members and shared equally.

3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Compensation and Nominating Committee has been delegated the responsibility by the board of directors to develop position descriptions for the Board and the CEO, as well as defining the parameters and limits to management's responsibilities. The position descriptions and responsibility limitations are then presented by the Committee to the full board of directors for approval.

The board of directors is responsible for taking into consideration the recommendations of the Compensation and Nominating Committee, as well as approving the corporate objectives of the CEO on an annual basis, typically at the time of budget reviews.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Interim CEO was selected based on his ability to develop and implement a restructuring plan. The role and responsibility of the Interim CEO are included in a written description that the Board referred to in selecting the Interim Chief Executive Officer.

The Compensation and Nominating Committee has the mandate of assessing the performance of the CEO against the corporate objectives, and reporting back to the full board of directors. The current Interim CEO of the Corporation was nominated, interviewed, assessed, and recommended to the Corporation by the Compensation and Nominating Committee.

Guidelines	Comments
4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding: the role of the board, its committees and its directors, and the nature and operation of the issuer's business.
The board of directors does not formally comply with this Guideline. New members joining the Board have typically become knowledgeable about the business and affairs of the Corporation through informal meetings with management and other directors. Given the size of the Corporation, the board of directors is of the opinion that such an ad hoc approach to the orientation of its new directors is appropriate.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The board of directors does not formally comply with this Guideline. However, all board directors are considered well seasoned business executives who are currently serving other companies, boards and/or ventures.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has adopted a Code of Ethics. Directors, officers and employees are subject to the provisions of the Corporation’s Code of Ethics.

(i) A copy of this code may be obtained on request from the Corporation or may be found as exhibit 11.1 included in the Company’s 20-F filing on sedar on April 20, 2006.

(ii) The Code of Ethics provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. The Board, through its Corporate Governance and Nominating Committee, reviews the implementation and respect of the Code of Ethics throughout the Corporation and its subsidiaries.

(iii) There has been no material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Ethics.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Corporation’s Code of Ethics states clearly that directors and executive officers should avoid any transaction or event that could potentially create a conflict of interest. Should an event or a transaction occur in respect of which a Director or executive officer has a material interest, full disclosure to the Board is required and such Director must abstain from voting on any such matter.

In addition, any individual director may engage the services of an external advisor, at the expense of the Corporation, in appropriate circumstances, provided they obtain the prior approval of the Corporate Governance Committee.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board’s adherence to the Code of Ethics encourages an ethical business conduct throughout the Corporation.

Guidelines	Comments
6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.
As part of its mandate, the Compensation and Nominating Committee of directors has the responsibility for proposing nominees to the board of directors. The Committee will propose to the full board of directors additional directors, from time to time, as the board of directors considers appropriate or as vacancies arise.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Compensation and Nominating Committee is comprised of three directors, Mr. Paul J. Griswold, Mr. Patrick J. Lavelle and Mr. Louis A. Tanguay, all of whom are independent.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Compensation and Nominating Committee makes recommendations to the Board on, among other things, the compensation of directors, senior executives and all significant compensation matters. The Committee also formulates or reviews succession plans, stock incentive plans and training programs, and has responsibilities for the appointment, evaluation and remuneration of senior executives.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Details of the compensation of executive officers and directors are disclosed on page 8 of this Circular.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Compensation and Nominating Committee is composed entirely of independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Compensation and Nominating Committee makes recommendations to the Board on, among other things, the compensation of directors, senior executives and all significant compensation matters. The Committee also formulates or reviews succession plans, stock incentive plans and training programs, and has responsibilities for the appointment, evaluation and remuneration of senior executives.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Individual directors, through the committees, may engage outside advisors at the expense of the Corporation. In 2005, no such services were retained by the Board.

Guidelines	Comments
8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees other than the Audit Committee, the Compensation and Nominating Committee and the Corporate Governance Committee.
9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

In the past, the full board of directors has, on an annual basis, assumed the responsibility of assessing and considering its effectiveness, as well as that of its committees and individual directors. The Board has recently adopted a formal policy and assessment process to be led by the Corporate Governance Committee.

Furthermore, and with the objective of adding a second yearly evaluation in order to assess individual director contribution, in December 2005 each of the directors was given a list of questions and asked to reflect as to how he or she can become a better director.